Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Notice of Allowance of Canada Patent for PG545 and related compounds

Brisbane, Australia, 14 November 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is pleased to announce the granting of a notice of allowance by the Canadian Intellectual Property Office for Patent Application No. 2,704,201 “Novel Sulfated Oligosaccharide Derivatives” which includes Phase I cancer drug PG545.

This patent protects the composition and use of, and methods of treatment for Progen’s clinical compound PG545 and related PG500 series compounds. The methods of treatment encompass a variety of therapeutic areas and include oncology, namely to control angiogenesis and metastasis. The patent will provide protection and exclusivity until 2028 and may be further extended under certain circumstances.

PG545 is currently being tested in a Phase I clinical trial in advanced cancer patients in Australia.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PG545

PG545 is a new multifunctional anti-cancer drug designed to target the tumour microenvironment and developed in-house by Progen Pharmaceuticals. PG545 has been demonstrated in a variety of cancer models to slow the growth rate and/or destroy cancer cells directly, block the growth of new blood vessels within tumours (angiogenesis), stop the spread of cancer (metastasis), and modulate specific immune cells known to interact with cancer cells. These complementary mechanisms are uniquely targeted by PG545 to block key processes in cancer development and represent a novel approach to the treatment for several cancer types.

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.